UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA FIRE & SECURITY GROUP, INC.

(Name of Issuer)

COMMON STOCK (Par value $0.001 per share)

(Title of Class of Securities)

90915 R 105

 (CUSIP Number)

March 20, 2010

__________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90915 R 105	SCHEDULE 13G	Page 2 of 7 Pages

1
Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only)

HSBC International Trustee Limited (not in its individual or corporate capacity but solely as trustee (the “Trustee”) of LGJ Family Trust)

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		S.E.C. Use Only
4		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9) 0%
12		Type of Reporting Person FI

CUSIP No. 90915 R 105	SCHEDULE 13G	Page 3 of 7 Pages

1		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Jade Ground Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		S.E.C. Use Only
4		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9) 0%
12		Type of Reporting Person FI

CUSIP No. 90915 R 105	SCHEDULE 13G	Page 4 of 7 Pages

1		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) LGJ Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		S.E.C. Use Only
4		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9) 0%
12		Type of Reporting Person FI

CUSIP NO. 90915 R 105	Page 5 of 7 Pages

Item 1.	(a)	Name of Issuer China Fire & Security Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices South Banbidian Industrial Park Liqiao Township, Shunyi District Beijing F4 101304 People’s Republic of China
Item 2.	(a)	Names of Persons Filing***
This Amendment No. 1 to Schedule 13G is filed by and on behalf of (a) HSBC International Trustee Limited, as Trustee of LGJ Family Trust, (b) Jade Ground Holdings Limited and (c) LGJ Family Trust.
(b)
Address of Principal Business Office

For HSBC International Trustee Limited:
Craigmuir Chambers
PO Box 71, Road Town,
Tortola, British Virgin Islands

For Jade Ground Holdings Limited:
Woodbourne Hall, Road Town
Tortola, British Virgin Islands

For LGJ Family Trust:
Same as the Trustee address shown as below.

	(c)	Citizenship/ Place of Organization

HSBC International Trustee Limited is organized under the laws of British Virgin Islands.

Jade Ground Holdings Limited is a British Virgin Islands corporation.

LGJ Family Trust is a trust established under the laws of the Cayman Islands.

	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number 90915 R 105
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c): Not applicable
Item 4.	Ownership. Not applicable

CUSIP NO. 90915 R 105	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable
Item 8.	Identification and Classification of Members of the Group Not applicable
Item 9.	Notice of Dissolution of Group Not applicable
Item 10
Certification

Not applicable

***  The undersigned, LGJ Family Trust, HSBC International Trustee Limited, solely in its capacity as Trustee of the LGJ Family Trust, and Jade Ground Holdings Limited, filed a Schedule 13G (File No. 005-80997) dated March 20, 2010 together with certain documents.  The undersigned hereby file this Amendment No. 1 to the above referenced Schedule 13G to withdraw from the filing and each confirms that it does not have, and has never had at any time, any obligation to undertake any filings under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 with respect to any Common Shares of the Issuer.  The undersigned disclaim beneficial ownership of any and all Common Shares held by the Special Company with respect to the LGJ Family Trust or its subsidiaries.

CUSIP NO. 90915 R 105	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2010	LGJ Family Trust

	By:	/s/ West Lee
		Name:	West Lee
		Title:	Authorized Signatory of LGJ Family Trust

By:	/s/ Tsui Danny
	Name:	Tsui Danny
	Title:	Authorized Signatory of LGJ Family Trust

HSBC International Trustee Limited

By:	/s/ West Lee
	Name:	West Lee
	Title:	Authorized Signatory of HSBC International Trustee Limited

By:	/s/ Tsui Danny
	Name:	Tsui Danny
	Title:	Authorized Signatory of HSBC International Trustee Limited

Jade Ground Holdings Limited

By:	/s/ West Lee
	Name:	West Lee
	Title:	Authorized Signatory of Jade Ground Holdings Limited